Notice to ASX and LSE

_____________________________________________________________________________________________________

Results of Rio Tinto annual general meetings
9 May 2019

The annual general meetings of Rio Tinto plc and Rio Tinto Limited were held on 10 April 2019 and
9 May 2019 respectively.

Under Rio Tinto’s dual listed companies structure established in 1995, decisions on significant matters affecting shareholders of Rio Tinto plc and Rio Tinto Limited in similar ways are taken through a joint electoral procedure. Resolutions 1 to 16 in table 1 below contained in the notices of meeting for each of Rio Tinto plc and Rio Tinto Limited fall into this category. Resolutions 17 to 20 of the Rio Tinto plc notice of meeting in table 2 below were put to Rio Tinto plc shareholders only and resolutions 17 to 19 of the Rio Tinto Limited notice of meeting in table 3 below were put to Rio Tinto Limited shareholders only.

All resolutions were carried, with the exception of the requisitioned resolutions 18 and 19 put to shareholders of Rio Tinto Limited only. Requisitioned resolution 18 was not carried and requisitioned resolution 19 was not valid, as it was conditional on resolution 18 being carried by the required majority. All resolutions were decided by poll.

The results of the Rio Tinto plc polls were certified by the scrutineer, Computershare Investor Services PLC, and the results of the Rio Tinto Limited polls were as reported by the duly appointed returning officer, a representative of Computershare Investor Services Pty Limited. These results are as set out below. Information on the final proxy position for each company is detailed in Appendix 1, and the votes cast on each resolution as a percentage of the issued capital of each company is set out on our website at riotinto.com/agm2019.

Table 1
The following joint decision resolutions, which were put to both Rio Tinto plc and Rio Tinto Limited shareholders on a poll at the respective annual general meetings, were duly carried. The results of the polls were as follows:

Resolution		Total Votes Cast	For		Against		Withheld / Abstained ¹
			Number	%	Number	%
1.	Receipt of the 2018 Annual report	1,148,431,031	1,139,031,070	99.18	9,399,961	0.82	19,884,877
2.	Approval of the Directors’ Remuneration Report: Implementation Report	1,143,455,162	1,070,321,199	93.60	73,133,963	6.40	24,817,450
3.	Approval of the Directors’ Remuneration Report	1,151,989,943	1,069,822,503	92.87	82,167,440	7.13	16,285,082
4.	To elect Dame Moya Greene as a director	1,152,803,298	1,151,319,566	99.87	1,483,732	0.13	15,517,136
5.	To elect Simon McKeon AO as a director	1,152,809,806	1,143,414,804	99.19	9,395,002	0.81	15,506,876
6.	To elect Jakob Stausholm as a director	1,152,796,169	1,150,819,726	99.83	1,976,443	0.17	15,524,055
7.	To re-elect Megan Clark AC as a director	1,152,878,162	1,148,716,914	99.64	4,161,248	0.36	15,440,488
8.	To re-elect David Constable as a director	1,152,824,455	1,143,511,652	99.19	9,312,803	0.81	15,495,980
9.	To re-elect Simon Henry as a director	1,151,299,466	1,141,619,129	99.16	9,680,337	0.84	17,020,969
10.	To re-elect Jean-Sébastien Jacques as a director	1,152,864,695	1,152,019,655	99.93	845,040	0.07	15,449,819
11.	To re-elect Sam Laidlaw as a director	1,152,830,364	1,136,104,118	98.55	16,726,246	1.45	15,490,069
12.	To re-elect Michael L’Estrange AO as a director	1,152,854,876	1,143,575,610	99.20	9,279,266	0.80	15,461,137
13.	To re-elect Simon Thompson as a director	1,143,067,135	1,098,372,296	96.09	44,694,839	3.91	25,253,297

14.	Re-appointment of auditors	1,152,217,443	1,126,969,313	97.81	25,248,130	2.19	16,101,429
15.	Remuneration of auditors	1,152,105,253	1,144,667,926	99.35	7,437,327	0.65	16,209,708
16.	Authority to make political donations	1,152,221,407	1,146,541,515	99.51	5,679,892	0.49	16,065,843

¹ In calculating the results of the respective polls under the joint electoral procedure, “withheld” votes at Rio Tinto plc’s meeting are aggregated with “abstained” votes at Rio Tinto Limited’s meeting. For all relevant purposes “withheld” votes and “abstained” votes have the same meaning. They are not included in the calculation of the proportion of votes for and against each resolution.

Table 2
The following resolutions were put to Rio Tinto plc shareholders only and carried at the Rio Tinto plc meeting held on 10 April 2019. Resolution 17 was carried as an ordinary resolution and resolutions 18 to 20 as special resolutions. In accordance with the UK Listing Authority’s Listing Rule 9.6.2, copies of all the resolutions passed by Rio Tinto plc shareholders, other than ordinary business, have been submitted to the National Storage Mechanism and are available for inspection at http://www.morningstar.co.uk/uk/NSM. The results of the polls were as follows:

Resolution		Total Votes Cast	For		Against		Withheld / Abstained
			Number	%	Number	%
17.	General authority to allot shares	928,987,497	829,158,948	89.25	99,828,549	10.75	15,051,675
18.	Disapplication of pre-emption rights	927,332,365	925,249,303	99.78	2,083,062	0.22	16,711,049
19.	Authority to purchase Rio Tinto plc shares	928,826,027	734,289,456	79.06	194,536,571	20.94	15,217,689
20.	Notice period for general meetings other than annual general meetings	928,924,707	878,298,677	94.55	50,626,030	5.45	15,119,617

Resolution 19 ‘Authority to purchase Rio Tinto plc shares’ was passed with less than 80% of votes in favour. Shining Prospect (a subsidiary of the Aluminium Corporation of China “Chinalco”) voted against resolution 19. Chinalco has not sold any of its shares in Rio Tinto plc and now has a holding of just over 14% given its non-participation in the Company’s significant share buyback programmes. This places Chinalco close to the 14.99% holding threshold agreed with the Australian Government at the time of its original investment in Rio Tinto.

Table 3
Resolutions 17 and 18 below were put to Rio Tinto Limited shareholders only. Resolution 17 was carried as a special resolution. Resolution 18, also a special resolution, was NOT carried. The results of the polls were as follows:

Resolution		Total Votes Cast	For		Against		Withheld / Abstained
			Number	%	Number	%
17.	Renewal of off-market and on-market share buy-back authorities	223,482,765	220,354,274	98.60	3,128,491	1.40	791,406
18.	Requisitioned resolution to amend the constitution of Rio Tinto Limited	218,661,572	5,156,968	2.36	213,504,604	97.64	5,614,504

Resolution 19 was NOT valid as it was conditional on resolution 18 being carried by the required majority. Poll figures are provided below for information purposes only

Resolution		Total Votes Cast	For		Against		Withheld / Abstained
			Number	%	Number	%
19.	Requisitioned resolution on transition planning disclosure	223,361,308	13,393,204	6.00	209,968,104	94.00	915,368

LEI: 213800YOEO5OQ72G2R82
Classification: 3.1. Additional regulated information required to be disclosed under the laws of a Member State

Steve Allen Group company secretary	Tim Paine Joint company secretary
Rio Tinto plc 6 St James’s Square London SW1Y 4AD United Kingdom T +44 20 7781 1345 Registered in England No. 719885	Rio Tinto Limited Level 7, 360 Collins Street Melbourne 3000 Australia T +61 3 9283 3333 Registered in Australia ABN 96 004 458 404

Appendix 1

FINAL PROXY POSITION

Shareholders are encouraged to look at the voting figures provided in the main part of this announcement, as proxy figures may not be an accurate indication of the voting at the annual general meetings; a proxy is an authority or direction to the proxy holder to vote and not a vote itself.

References in this appendix in respect of resolutions 1-16 to an appointment specifying that a proxy abstain on a resolution should, when referring to voting at Rio Tinto plc’s annual general meeting, be taken as references to the appointment specifying that the proxy withhold from voting on a resolution.

The proxy position for each company (excluding the proxy votes carried from one meeting to the other meeting by the Special Voting Shares in accordance with the DLC structure) on the resolutions put to both Rio Tinto plc and Rio Tinto Limited shareholders under the joint electoral procedure was as follows:

PROXY POSITION FOR RIO TINTO PLC AND RIO TINTO LIMITED ON JOINT DECISIONS	Rio Tinto plc	Rio Tinto Limited
1. Receipt of the 2018 Annual report
Total number of proxy votes exercisable by all proxies validly appointed:	928,053,281	219,896,839
Total number of proxy votes in respect of which the appointments specified that the proxy:
(i) was to vote for the resolution	917,957,161	216,564,860
(ii) was to vote against the resolution	9,208,951	190,154
(iii) was to abstain on the resolution	15,663,234	4,221,643
(iv) may vote at the proxy's discretion	887,169	3,141,825
2. Approval of the Directors’ Remuneration Report: Implementation Report
Total number of proxy votes exercisable by all proxies validly appointed:	919,745,822	223,272,711
Total number of proxy votes in respect of which the appointments specified that the proxy:
(i) was to vote for the resolution	857,214,473	209,168,706
(ii) was to vote against the resolution	61,631,715	11,019,727
(iii) was to abstain on the resolution	23,971,266	846,409
(iv) may vote at the proxy's discretion	899,634	3,084,278

3. Approval of the Directors’ Remuneration Report
Total number of proxy votes exercisable by all proxies validly appointed:	928,229,978	223,325,016
Total number of proxy votes in respect of which the appointments specified that the proxy:
(i) was to vote for the resolution	857,200,518	208,704,033
(ii) was to vote against the resolution	70,161,936	11,522,983
(iii) was to abstain on the resolution	15,489,533	794,094
(iv) may vote at the proxy's discretion	867,524	3,098,000
4. To elect Dame Moya Greene as a director
Total number of proxy votes exercisable by all proxies validly appointed:	928,625,151	223,701,430
Total number of proxy votes in respect of which the appointments specified that the proxy:
(i) was to vote for the resolution	926,967,691	219,832,452
(ii) was to vote against the resolution	759,824	715,051
(iii) was to abstain on the resolution	15,093,697	418,245
(iv) may vote at the proxy's discretion	897,636	3,153,927
5. To elect Simon McKeon AO as a director
Total number of proxy votes exercisable by all proxies validly appointed:	928,616,243	223,717,268
Total number of proxy votes in respect of which the appointments specified that the proxy:
(i) was to vote for the resolution	925,492,169	213,374,790
(ii) was to vote against the resolution	2,224,920	7,167,860
(iii) was to abstain on the resolution	15,102,575	399,407

(iv) may vote at the proxy's discretion	899,154	3,174,618
6. To elect Jakob Stausholm as a director
Total number of proxy votes exercisable by all proxies validly appointed:	928,602,380	223,716,905
Total number of proxy votes in respect of which the appointments specified that the proxy:
(i) was to vote for the resolution	926,380,431	219,880,973
(ii) was to vote against the resolution	1,321,795	653,624
(iii) was to abstain on the resolution	15,116,258	402,770
(iv) may vote at the proxy's discretion	900,154	3,182,308
7. To re-elect Megan Clark AC as a director
Total number of proxy votes exercisable by all proxies validly appointed:	928,646,469	223,753,129
Total number of proxy votes in respect of which the appointments specified that the proxy:
(i) was to vote for the resolution	924,824,509	219,333,453
(ii) was to vote against the resolution	2,926,112	1,232,921
(iii) was to abstain on the resolution	15,070,595	366,546
(iv) may vote at the proxy's discretion	895,848	3,186,755
8. To re-elect David Constable as a director
Total number of proxy votes exercisable by all proxies validly appointed:	928,618,110	223,727,648
Total number of proxy votes in respect of which the appointments specified that the proxy:
(i) was to vote for the resolution	923,415,861	215,527,865
(ii) was to vote against the resolution	4,294,611	5,016,851

(iii) was to abstain on the resolution	15,100,738	392,028
(iv) may vote at the proxy's discretion	907,638	3,182,932
9. To re-elect Simon Henry as a director
Total number of proxy votes exercisable by all proxies validly appointed:	927,218,820	223,601,949
Total number of proxy votes in respect of which the appointments specified that the proxy:
(i) was to vote for the resolution	921,693,796	215,367,655
(ii) was to vote against the resolution	4,625,464	5,053,332
(iii) was to abstain on the resolution	16,500,028	517,727
(iv) may vote at the proxy's discretion	899,560	3,180,962
10. To re-elect Jean-Sébastien Jacques as a director
Total number of proxy votes exercisable by all proxies validly appointed:	928,644,476	223,741,456
Total number of proxy votes in respect of which the appointments specified that the proxy:
(i) was to vote for the resolution	927,204,582	220,286,144
(ii) was to vote against the resolution	548,422	295,594
(iii) was to abstain on the resolution	15,068,491	378,180
(iv) may vote at the proxy's discretion	891,472	3,159,718
11. To re-elect Sam Laidlaw as a director
Total number of proxy votes exercisable by all proxies validly appointed:	928,631,556	223,720,111
Total number of proxy votes in respect of which the appointments specified that the proxy:
(i) was to vote for the resolution	916,960,125	214,189,222

(ii) was to vote against the resolution	10,772,861	5,951,315
(iii) was to abstain on the resolution	15,087,291	399,564
(iv) may vote at the proxy's discretion	898,570	3,579,574
12. To re-elect Michael L’Estrange AO as a director
Total number of proxy votes exercisable by all proxies validly appointed:	928,646,943	223,729,211
Total number of proxy votes in respect of which the appointments specified that the proxy:
(i) was to vote for the resolution	923,368,818	215,639,239
(ii) was to vote against the resolution	4,377,576	4,899,420
(iii) was to abstain on the resolution	15,067,484	390,464
(iv) may vote at the proxy's discretion	900,549	3,190,552
13. To re-elect Simon Thompson as a director
Total number of proxy votes exercisable by all proxies validly appointed:	918,864,455	223,723,425
Total number of proxy votes in respect of which the appointments specified that the proxy:
(i) was to vote for the resolution	884,650,751	209,854,257
(ii) was to vote against the resolution	33,315,093	10,682,721
(iii) was to abstain on the resolution	24,854,391	396,250
(iv) may vote at the proxy's discretion	898,611	3,186,447
14. Re-appointment of auditors
Total number of proxy votes exercisable by all proxies validly appointed:	928,296,649	223,440,101
Total number of proxy votes in respect of which the appointments specified that the proxy:

(i) was to vote for the resolution	907,624,766	215,261,990
(ii) was to vote against the resolution	19,781,731	4,996,047
(iii) was to abstain on the resolution	15,421,693	679,240
(iv) may vote at the proxy's discretion	890,152	3,182,064
15. Remuneration of auditors
Total number of proxy votes exercisable by all proxies validly appointed:	928,259,134	223,365,259
Total number of proxy votes in respect of which the appointments specified that the proxy:
(i) was to vote for the resolution	921,062,444	219,047,977
(ii) was to vote against the resolution	6,307,050	1,126,953
(iii) was to abstain on the resolution	15,457,160	752,219
(iv) may vote at the proxy's discretion	889,640	3,190,329
16. Authority to make political donations
Total number of proxy votes exercisable by all proxies validly appointed:	928,630,336	223,108,774
Total number of proxy votes in respect of which the appointments specified that the proxy:
(i) was to vote for the resolution	924,142,411	217,958,952
(ii) was to vote against the resolution	3,611,185	2,041,457
(iii) was to abstain on the resolution	15,063,045	1,003,399
(iv) may vote at the proxy's discretion	876,740	3,108,365

PROXY POSITION FOR RIO TINTO PLC ONLY MATTERS - RESOLUTIONS FROM MEETING HELD ON 10 APRIL 2019	Rio Tinto plc
17. General authority to allot shares
Total number of proxy votes exercisable by all proxies validly appointed:	928,662,476
Total number of proxy votes in respect of which the appointments specified that the proxy:
(i) was to vote for the resolution	827,961,807
(ii) was to vote against the resolution	99,804,950
(iii) was to abstain on the resolution	15,050,675
(iv) may vote at the proxy's discretion	895,719
18. Disapplication of pre-emption rights
Total number of proxy votes exercisable by all proxies validly appointed:	927,009,781
Total number of proxy votes in respect of which the appointments specified that the proxy:
(i) was to vote for the resolution	924,036,501
(ii) was to vote against the resolution	2,078,827
(iii) was to abstain on the resolution	16,707,612
(iv) may vote at the proxy's discretion	894,453
19. Authority to purchase Rio Tinto plc shares
Total number of proxy votes exercisable by all proxies validly appointed:	928,501,006
Total number of proxy votes in respect of which the appointments specified that the proxy:
(i) was to vote for the resolution	733,085,254

PROXY POSITION FOR RIO TINTO PLC ONLY MATTERS - RESOLUTIONS FROM MEETING HELD ON 10 APRIL 2019	Rio Tinto plc
(ii) was to vote against the resolution	194,529,901
(iii) was to abstain on the resolution	15,216,689
(iv) may vote at the proxy's discretion	885,851
20. Notice period for general meetings other than annual general meetings
Total number of proxy votes exercisable by all proxies validly appointed:	928,598,686
Total number of proxy votes in respect of which the appointments specified that the proxy:
(i) was to vote for the resolution	877,569,414
(ii) was to vote against the resolution	50,143,597
(iii) was to abstain on the resolution	15,119,617
(iv) may vote at the proxy's discretion	885,675

PROXY POSITION FOR RIO TINTO LIMITED ONLY MATTERS - RESOLUTION FROM MEETING HELD ON 9 MAY 2019	Rio Tinto Limited
17. Renewal of off-market and on-market share buy-back authorities
Total number of proxy votes exercisable by all proxies validly appointed:	223,328,391
Total number of proxy votes in respect of which the appointments specified that the proxy:
(i) was to vote for the resolution	217,028,648
(ii) was to vote against the resolution	3,126,739
(iii) was to abstain on the resolution	790,835

(iv) may vote at the proxy's discretion	3,173,004
18. Requisitioned resolution to amend the constitution of Rio Tinto Limited
Total number of proxy votes exercisable by all proxies validly appointed:	218,536,568
Total number of proxy votes in respect of which the appointments specified that the proxy:
(i) was to vote for the resolution	5,151,849
(ii) was to vote against the resolution	210,287,431
(iii) was to abstain on the resolution	5,581,677
(iv) may vote at the proxy's discretion	3,097,288
19. Requisitioned resolution on transition planning disclosure
Total number of proxy votes exercisable by all proxies validly appointed:	223,236,304
Total number of proxy votes in respect of which the appointments specified that the proxy:
(i) was to vote for the resolution	13,388,982
(ii) was to vote against the resolution	206,755,701
(iii) was to abstain on the resolution	882,541
(iv) may vote at the proxy's discretion	3,091,621